

October 9, 2014

Via E-mail
John Glen
Chief Financial Officer
Besra Gold, Inc.
Suite 500-10 King Street East
Toronto, Ontario, Canada, M5C 1C3

> **Re:** **Besra Gold, Inc.**
> **Form 20-F for the Fiscal Year Ended June 30, 2013**
> **Filed September 18, 2013**
> **File No. 000-52324**

Dear Mr. Glen:

We issued comments on the above captioned filing on March 10, 2014. On September 23, we issued a follow-up letter informing you that those comments remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws.

As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate. These steps will include our releasing all correspondence relating to our review on the EDGAR system.

Please contact Steve Lo, Staff Accountant at 202-551-3394 or Nasreen Mohammed, Assistant Chief Accountant at 202-551-3773 if you have any questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Mining